July 9, 2007

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC  20549

Re:                            CLST Holdings, Inc.

Preliminary Proxy Statement on Schedule 14A

SEC File No. 0-22972

Ladies and Gentlemen:

On behalf of CLST Holdings, Inc., we are filing Amendment No. 2 to the Company’s Preliminary Proxy Statement on Schedule 14A. The changes reflect additions to the “Background” section on pages 6 and 7 to reflect some additional contacts between the Company and the opposition nominees that were inadvertently omitted from Amendment No. 1 to the Preliminary Proxy Statement filed on July 6, 2007. In addition, information in “Security Ownership of Certain Beneficial Owners” on page 8 has been updated based on filings by stockholders since the Company filed Amendment No. 1. Finally, the last sentence of the Audit Committee Report on page 13 was updated to reflect a meeting held on July 9, 2007.

I am sending by email to Ms. Christina Chalk a clean copy of Amendment No. 2 and a copy of Amendment No. 2 marked to show changes from Amendment No. 1.

Should any member of the Staff have any questions or comments concerning these materials, please contact me at 214-651-5561.

Very truly yours,

/s/ William R. Hays, III
William R. Hays, III